November 21, 2018

Tim Shaheen
CFO
Cadiz Inc.
550 South Hope Street
Suite 2850
Los Angeles, California 90071

       Re: Cadiz Inc.
           Registration Statement on Form S-3
           File No. 333-228433
           Filed November 16, 2018

Dear Mr. Shaheen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products